ABN AMRO Funds

EXHIBIT TO ITEM 77C

A special meeting of the shareholders of ABN AMRO Institutional Prime Money Market Fund (the "Fund") was held on December 13, 2002 and adjourned due to a lack of quorum to January 10, 2003 for the purpose of approving a proposal to increase the advisory fee rate paid by the Fund to ABN AMRO Asset Management (USA) LLC from .10% to .12%. A quorum was not present on January 10, 2003 and the shareholder meeting was adjourned sine die.